Exhibit 99.1

Smart Share Global Limited Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

SHANGHAI, China, December 23, 2022 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced that it has received a written notification letter (the “Compliance Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated December 22, 2022, indicating that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously disclosed, on October 7, 2022, the Company received a letter from Nasdaq indicating that the Company was not in compliance with the Listing Rules of The Nasdaq Stock Market, as the closing bid price of the American Depositary Shares (the “ADSs”) had been below US$1.00 per ADS for the previous 30 consecutive business days. According to the Compliance Notice, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for 10 consecutive business days from December 8 to December 21, 2022, and the Company has regained compliance with the Minimum Bid Price Requirement and the matter is closed.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of September 30, 2022, the Company had 6.4 million power banks in 956,000 POIs across more than 1,800 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com